# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunnova Energy International Inc., CIK 0001772695
CUSIP: 86745K104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 20 East Greenway Plaza, Suite 540, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001954661

## Reporting persons
- CastleKnight Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.
- CastleKnight Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.
- Weitman Capital LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.
- Aaron Weitman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.
- CastleKnight Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.
- CastleKnight Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,908,858; sole dispositive power 0; shared dispositive power 6,908,858; aggregate amount beneficially owned 6,908,858 (5.3% of the class)
  Comment: The aggregate number of shares beneficially owned by this Reporting Person includes 1,815,400 shares of common stock.

## Item 1. Issuer
Name of issuer: Sunnova Energy International Inc.
Address of issuer's principal executive offices: 20 East Greenway Plaza, Suite 540, Houston, Texas 77046

## Item 2. Person Filing
Name of person filing:
CastleKnight Master Fund LP
CastleKnight Fund GP LLC
Weitman Capital LLC
Aaron Weitman
CastleKnight Management LP
CastleKnight Management GP LLC
Address of principal business office or, if none, residence:
CastleKnight Master Fund LP
Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104 Cayman Islands

CastleKnight Fund GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Weitman Capital LLC
c/o Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America
Citizenship:
CastleKnight Master Fund LP - Cayman Islands
CastleKnight Fund GP LLC - Delaware
Weitman Capital LLC - Other - New Jersey
Aaron Weitman - United States
CastleKnight Management LP - Delaware
CastleKnight Management GP LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CastleKnight Master Fund LP - 6,908,858
CastleKnight Fund GP LLC - 6,908,858
Weitman Capital LLC - 6,908,858
Aaron Weitman - 6,908,858
CastleKnight Management LP - 6,908,858
CastleKnight Management GP LLC - 6,908,858
Percent of class:
CastleKnight Master Fund LP - 5.3%
CastleKnight Fund GP LLC - 5.3%
Weitman Capital LLC - 5.3%
Aaron Weitman - 5.3%
CastleKnight Management LP - 5.3%
CastleKnight Management GP LLC - 5.3%
Sole power to vote or to direct the vote:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Shared power to vote or to direct the vote:
CastleKnight Master Fund LP - 6,908,858
CastleKnight Fund GP LLC - 6,908,858
Weitman Capital LLC - 6,908,858
Aaron Weitman - 6,908,858
CastleKnight Management LP - 6,908,858
CastleKnight Management GP LLC - 6,908,858
Sole power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Shared power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 6,908,858
CastleKnight Fund GP LLC - 6,908,858
Weitman Capital LLC - 6,908,858
Aaron Weitman - 6,908,858
CastleKnight Management LP - 6,908,858
CastleKnight Management GP LLC - 6,908,858

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of CastleKnight Management LP. None of the clients, other than CastleKnight Master Fund LP, may be deemed to beneficially own more than 5% of the Common Stock, $0.0001 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- CastleKnight Master Fund LP: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/20/2025)
- CastleKnight Fund GP LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/20/2025)
- Weitman Capital LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/20/2025)
- Aaron Weitman: By: /s/ Aaron Weitman, Aaron Weitman (03/20/2025)
- CastleKnight Management LP: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/20/2025)
- CastleKnight Management GP LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/20/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.